
October 10, 2014

Via E-mail
Michael J. Chewens
Senior Executive Vice President and Chief Financial Officer
NBT Bancorp, Inc.
52 South Broad Street
Norwich, NY 13815

>   Re: **NBT Bancorp, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 3, 2014**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2014**
>   **Filed August 11, 2014**
>   **Response dated September 12, 2014**
>   **File No. 000-14703**

Dear Mr. Chewens:

We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Note 11. Sale of Equity Investment

1. We note your response to prior comment three. We note the guidance in ASC 323 states that "An investment (direct or indirect) of 20 percent or more of the voting stock of an investee shall lead to a presumption that in the absence of predominant evidence to the contrary an investor has the ability to exercise significant influence over an investee." Please provide us an accounting analysis detailing how you determined that your

investment in Springstone Financial, LLC should not have been accounted for using the equity method. Specifically state how you considered the scope requirements in ASC 323-10-15. If you believe that your investment should have been accounted for using the equity method, please tell us the impact on your financial statements for the periods you owned the investment.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 if you have any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant